

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Erin J. Roth
Executive Vice President, General Counsel
Infrastructure and Energy Alternatives, Inc.
6325 Digital Way, Suite 460
Indianapolis, Indiana 46278

   Re: Infrastructure & Energy Alternatives, Inc.
     Registration Statement on Form S-3
     Filed November 8, 2021
     File No. 333-260876

Dear Ms. Roth:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Victor Rivera Melendez at 202-551-4182 or Erin Martin at 202-551-3391 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Clint Smith